JPMORGAN TRUST II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

July 21, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust II (the “Trust”); File Nos. 002-95973; 811-04236 –

Post-Effective Amendment No. 250

Dear Ms. White:

This letter is in response to the comments you provided with respect to the filing related to the JPMorgan Investor Conservative Growth Fund, JPMorgan Investor Balanced Fund, JPMorgan Investor Growth & Income Fund and JPMorgan Investor Growth Fund (collectively, the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933.

PROSPECTUS COMMENTS

1.	Comment: Please consider moving the “Glossary of Common Investment Terminology” to the end of the prospectus.

Response: The Fund respectfully declines to make this change. The “Glossary of Common Investment Terminology” section is intended to be read in connection with the “Investing with the J.P. Morgan Funds” section. As such, the Fund believes that the glossary should immediately follow the section for which it is intended to serve as a reference, as it currently does.

2.	Comment: Please confirm that the Annual Fund Operating Expenses table and Expense Example will be completed in the Fund’s 485(b) filing.

Response: The Fund confirms that the Annual Fund Operating Expenses table and Expense Example will be completed in the Fund’s 485(b) filing.

3.	Comment: If the fee waiver/expense reimbursements described in footnote to the Fund’s fee table is subject to recoupment, please expand the footnote to describe the arrangement. Please also confirm that each fee waiver will be in effect for at least one year from the date of the prospectus.

Response: The fee waiver/expense reimbursements described in footnotes to the Fund’s fee table are not subject to recoupment. The fee waiver will be in effect for at least one year from the date of the prospectus.

4.	Comment: Please consider including a description of each of the Composite Benchmarks in the “Fund’s Past Performance” section.

Response: The Fund believes that the disclosure is sufficient as drafted and respectfully notes that a description of each Composite Benchmark is included in the “More About the Funds” section of the prospectus under the heading “More Information About Composite Benchmarks.”

5.	Comment: With respect to the Class R6 shares prospectus, if such share class is intended to serve as “clean shares”, please include the disclosure noted in the Capital Group No-Action Letter dated January 11, 2017.

Response: To the extent the Class R6 shares are used as “clean shares”, the Fund will add the disclosure noted in the Capital Group No-Action Letter prior to using them as such.

*            *             *            *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis
Assistant Secretary

2